Seyfarth Shaw LLP
131 South Dearborn Street, Suite 2400
Chicago, IL 60603-5577
(312) 460-5000
December 19, 2006

Mr. Ade K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Competitive Technologies, Inc. Preliminary Proxy Statement on Schedule 14A File No. 001-08696

Dear Mr. Heyliger:

Competitive Technologies, Inc. (the “Company) filed its preliminary proxy statement with the Securities and Exchange Commission on December 8, 2006. This letter will respond to comments set forth in your letter dated December 18, 2006 (the “Comment Letter”). It is the Company’s current intention to file its definitive proxy statement with the Commission on Thursday, December 21, 2006, and mail it to its stockholders immediately thereafter. The numbered paragraphs below correspond to the comments in the Comment Letter.

1. Pursuant to our conversation today with Pam Carmody, Special Counsel, Division of Corporation Finance, we sent a facsimile to Sylvia Pilkerton in the Office of Edgar and Information Analysis requesting that she change the Edgar header tag on the Company’s preliminary proxy statement, filed December 8, 2006, from PRE 14A to PREC14A. We understand that this will not restart the ten-day period under Rule 14a-6.

2. We confirm that the Company understands its filing obligations under Rule 14a-6(b) and (c).

3. The Company does not intend to solicit proxies via internet chat rooms.

The Company understands that (a) it is responsible for the adequacy and accuracy of the disclosure in its filing, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michael E. Blount